Exhibit 99.1

EUDA Integrates QB Utility Token to Create a Digital Health and Rewards Platform Across Its Healthcare Ecosystem

SINGAPORE, Dec. 22, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) “EUDA” or “the Company”, a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced a strategic technology integration that would introduce the QB utility token into its digital health and rewards platform. The QB utility token is being created, developed, and issued solely by QB Limited, a company incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance. QB Limited is also the exclusive distributor of the EUDA Helixe supplement in Hong Kong and Macau.

With this integration, customers and agents within the EUDA ecosystem will be able to earn and redeem QB utility tokens for EUDA healthcare offerings, including Bioenergy Capsule treatments, Euda Helixe supplements, and selected stem cell services. This creates a unified digital engagement platform that strengthens loyalty and enhances the customer experience across EUDA’s growing healthcare footprint. The introduction of the QB token into EUDA’s digital rewards system supports the Company’s long term vision of building a modern, highly interactive healthcare ecosystem that merges wellness, technology, and user engagement into a single platform. EUDA will receive QB tokens solely in return for its products and services provided to QB Limited, with no monetary transactions involved.

The technology architecture that supports this integration creates a seamless connection between EUDA’s digital health platform and the independent QB ecosystem. Smart contract logic within the QB platform manages issuance, vesting schedules, wallet locking, and ecosystem governance, while EUDA interacts through a secure API layer that verifies customer entitlements, records product for token exchanges, and maintains mirrored accounting entries for audit and reporting. All activity is traceable on chain within the QB ecosystem, and EUDA’s internal accounting reflects each exchange as a non-monetary, product based transaction.

The QB utility token has been built on Binance Smart Chain, enabling swaps with USD1 stablecoins developed by World Liberty Financial Inc, a global digital asset institution known for secure, transparent, and compliant blockchain based payment systems. USD1 is a GENIUS compliant, enterprise grade stablecoin that is 1:1 redeemable with the US dollar and is backed by reserves held in treasury bills, cash deposits, and other cash equivalents. It is designed for institutional transparency, cross border efficiency, and interoperability across multiple blockchain networks including Ethereum and Binance Smart Chain, with planned expansion to Solana and TRON. USD1 also uses Chainlink’s Cross Chain Interoperability Protocol to enable secure, verifiable transfers between chains for payments, settlements, and global digital finance applications.

Mr. Alfred Lim, CEO of EUDA, commented:

“Once launched, the QB utility token will unify our healthcare and rewards ecosystem under a single digital framework. Customers and agents can earn and redeem QB across our full suite of healthcare and wellness services, supported by the same advanced blockchain infrastructure used by USD1. EUDA provides the expanding range of bioenergy therapies, stem cell programs, longevity services, and premium supplements, while QB Limited delivers a purpose built token system with strong distribution in Hong Kong and Macau. Together this creates a transparent, compliant, and seamless digital rewards environment that strengthens engagement and supports our long term vision of efficient, technology driven wellness across all markets.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

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